UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-35729

JOYY Inc.

30 Pasir Panjang Road #15-31A Mapletree Business City,

Singapore 117440
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

JOYY Announces Recent Development

On January 13, 2025, JOYY Inc. (Nasdaq: YY) (“JOYY” or the “Company”), a global technology company, announced that Bigo Live has been reinstated to iOS App Store.

JOYY reaffirms that the safety and well-being of its user community is its top priority. JOYY is fully committed to complying with all relevant regulatory standards and industry guidelines, while continuously updating its community guidelines to keep pace with the evolving landscape of digital safety.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOYY INC.
/s/ Ting Li
Name:	Ting Li
Title:	Chairman and Chief Executive Officer

Date: January 13, 2025